Exhibit 99.1

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

May 10, 2022

To Shareholders,

Yutaka Kuge

Representative Director & President

Kawasaki Kinkai Kinsen Kaisha, Ltd.

3-2-1, Kasumigaseki, Chiyoda-ku, Tokyo

NOTICE OF RESOLUTIONS AT AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

We are pleased to announce that the following resolutions were adopted at our Extraordinary General Meeting of Shareholders held this day.

Proposals to be resolved

Proposal No. 1	Approval of a Share Exchange Agreement This proposal was approved and adopted as originally proposed.

Proposal No. 2	Partial Amendment of the Articles of Incorporation This proposal was approved and adopted as originally proposed.